Contact

www.linkedin.com/in/prabhakar-mamidipudi-1405ba105 (LinkedIn)

Top Skills

Marketing
Engineering
Human Resources (HR)

Prabhakar Mamidipudi

Chief Technology Officer and Head- Global HR at YuppTV USA Inc
Alpharetta, Georgia, United States

Summary

Experienced Founder and strong business development professional with a demonstrated history of working in the telecommunications and OTT streaming industry. Skilled in building Technology Evolution Strategies, Negotiation, Engineering, Human Resources, and Sales & Marketing.

Experience

YuppTV USA Inc
Chief Technology Officer
August 2014 - Present (9 years 5 months)
Alpharetta, GA - USA

Signature Hill Co Inc
Founder & President
April 2009 - Present (14 years 9 months)
Alpharetta, GA - USA

- Prepare and present 5-year telecom technology evolution plan to senior executives of telecom service providers
- Strategic and Implementation consulting services with in-depth knowledge of wireline and wireless networks; fiber, broadband, satellite and cable operations;
- Develop technology upgrade, migration and implementation strategies for wireless networks; supervised migration from 2G to 3G and 3G to LTE networks
- Establish Spectrum Asset Management Plan
- Design and manage deployment of DVB-T2 networks
- Manage the entire RFP procurement process for 3G and 4G wireless networks for Telecom Service Providers from writing RFP requirements, vendor evaluation criteria, benchmarking proposals evaluation and contract negotiations with selected vendors.

Nortel Networks Inc

14 years 11 months

Senior Manager - Technical Sales and Marketing - CALA Region

September 2000 - May 2009 (8 years 9 months)

Alpharetta, GA - USA

Senior Manager - Network Planning Asia Pacific Region

July 1994 - September 2000 (6 years 3 months)

Singapore

Alcatel CIT

Manager Network Engineering

May 1992 - July 1994 (2 years 3 months)

Paris, France and Greater Jakarta Area, Indonesia

Indian Telephone Industries Ltd

13 years 4 months

Deputy Chief Engineer - Defence Projects

January 1992 - May 1992 (5 months)

Bangalore, India

Deputy Chief Engineer R&D - System Engineering

February 1979 - January 1992 (13 years)

Naini - Allahabad, India

Education

Osmania University

Bachelor of Engineering - BE, Electrical, Electronics and Communications Engineering · (1971 - 1976)

Indian Institute of Technology, Madras

Master of Science - MS, Control & Guidance Systems · (1976 - 1979)